U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM N-17F-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                    PURSUANT TO RULE 17F-2 [17 CFR 270.17F-2]

1.   INVESTMENT COMPANY ACT FILE NUMBER:          DATE EXAMINATION COMPLETED:

              814-98                                    December 5, 1997

2.   STATE IDENTIFICATION NUMBER:

AL             AK                AZ             AR             CA         CO
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CT             DE                DC             FL             GA         HI
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ID             IL                IN             IA             KS         KY
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LA             ME                MD             MA             MI         MN
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MS             MO                MT             NE             NV         NH
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NJ             NM                NY             NC             ND         OH
OK             OR                PA             RI             SC         SD
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TN             TX                UT             VT             VA         WA
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WV             WI                WY             PUERTO RICO
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OTHER (specify):

3.   EXACT NUMBER OF INVESTMENT COMPANY AS SPECIFIED IN REGISTRATION STATEMENT:

     0-19509

4.   ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:

     2929 Allen Parkway, Suite 2500, Houston, Texas 77019

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Equus II Incorporated:

We have examined management's assertion about Equus II Incorporated's (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 5, 1997, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 5, 1997:

        o Count and inspection of all securities located in the vault of NationsBank of Texas in Houston, Texas without prior notice to management;

        o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

        o Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Equus II Incorporated was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 5, 1997, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Equus II Incorporated and the Securities and Exchange Commission and should not be used for any other purpose.

/s/ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Houston, Texas
December 5, 1997

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Equus II Incorporated (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 5, 1997 and from June 6, 1997 through December 5, 1997.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 5, 1997 and from June 6, 1997 through December 5, 1997, with respect to securities reflected in the investment account of the Company.

Equus II Incorporated

By:/s/Nolan Lehmann
      Nolan Lehmann, President